                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 20 )*

                                 Tennant Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   880345-10-3
                                  -------------
                                 (CUSIP Number)

                                December 31, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                /X/ Rule 13d-1(b)
                                / / Rule 13d-1(c)
                                / / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 6 pages

---------------------------                          --------------------------
 CUSIP NO. 880345-10-3                 13G              PAGE 2 OF 6 PAGES
---------------------------                          --------------------------

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   1     NAME OF REPORTING PERSON S.S. or I.R.S.
         IDENTIFICATION NO. OF ABOVE PERSON
         U.S. Bancorp
         601 2nd Ave. South
         Minneapolis, MN  55402-4302
         Tax I.D. No.:  41-0255900
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         Not Applicable
                                                                  (a) / /
                                                                  (b) / /
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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware, U.S.A.
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                  5     SOLE VOTING POWER
    NUMBER OF                                600
                  -------------------------------------------------------------
     SHARES       6     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                                 861,566(1)
                  -------------------------------------------------------------
      EACH        7     SOLE DISPOSITIVE POWER
    REPORTING
     PERSON                                  600
                  -------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
      WITH                                   861,566(1)
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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                             862,166(1)

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  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

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  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                             9.54%
-------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON*

         H.C
-------------------------------------------------------------------------------

                       SEE INSTRUCTION BEFORE FILLING OUT!

--------
(1) This number includes 541,138 shares held in the "unallocated account", as of December 31, 1999, of the Tennant Company Employee Stock Ownership Plan and Trust, for which an affiliate of U.S. Bancorp acts as trustee. The number of "allocated" shares held in such trust (1,124,813 shares as of December 31, 1999) is not included in this number, based upon our interpretation of SEC staff no-action letters.

                                                               Page 3 of 6 pages

ITEM 1

        a.     NAME OF ISSUER:

               Tennant Company

        b.     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               Tennant Company
               701 North Lilac Drive
               Minneapolis, MN 55440

ITEM 2

        a.     NAME OF PERSON FILING:

               U.S. Bancorp

        b.     ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

               601 2nd Ave South
               Minneapolis, MN  55402-4302
               United States

        c.     TITLE OF CLASS OF SECURITIES:

               COMMON

        d.     CUSIP NUMBER:

               880345-10-3

ITEM 3

               The person filing this statement is a:
               (g) [x] Parent Holding Company

ITEM 4

        OWNERSHIP:

        a.   Amount beneficially owned:                              862,166(1)
        b.   Percentage of Class:                                      9.54%
        c.   Number of shares as to which such person has:

             1.  Sole power to vote or direct the vote:                  600
             2.  Shared power to vote or direct vote:                861,566(1)
             3.  Sole power to dispose or direct the disposition:        600
             4.  Shared power to dispose or direct the disposition:  861,566(1)

ITEM 5

        OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS:(     )


-------------------
(1) This number includes 541,138 shares held in the "unallocated account", as of December 31, 1999, of the Tennant Company Employee Stock Ownership Plan and Trust, for which an affiliate of U.S. Bancorp acts as trustee. The number of "allocated" shares held in such trust (1,124,813 shares as of December 31, 1999) is not included in this number, based upon our interpretation of SEC staff no-action letters.

ITEM 6

        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

        The Tennant Company Employee Stock Ownership Plan Stock Account holds shares of Tennant Company exceeding 5%. Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no other interest of any such person relates to more than 5% of the class.

ITEM 7

        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

        See Exhibit A

ITEM 8

        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

        Not Applicable

ITEM 9

        NOTICE OF DISSOLUTION OF GROUP:

        Not Applicable

ITEM 10

        CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 11, 2000


Merita Schollmeier
------------------------------
Merita Schollmeier
Vice President

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                                    EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

        U.S. Bank National Association
        601 2nd Ave South
        Minneapolis, Minnesota 55402-4302

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                             EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that U.S. Bancorp or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).